# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SCHOLAR ROCK HOLDING CORP, CIK 0001727196
CUSIP: 80706P103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 BINNEY STREET, 3RD FLOOR, CAMBRIDGE, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 10/03/2025
Amends the filing with accession number 0001104659-23-021929
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,367,614; sole dispositive power 0; shared dispositive power 6,367,614; aggregate amount beneficially owned 6,367,614 (6.6% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,367,614; sole dispositive power 0; shared dispositive power 6,367,614; aggregate amount beneficially owned 6,367,614 (6.6% of the class)
- Samsara Opportunity Fund, L.P. (CIK 0002086193): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 500,439; sole dispositive power 0; shared dispositive power 500,439; aggregate amount beneficially owned 500,439 (0.5% of the class)
- Samsara Opportunity Fund GP, LLC (CIK 0002086456): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 500,439; sole dispositive power 0; shared dispositive power 500,439; aggregate amount beneficially owned 500,439 (0.5% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 123,500; shared voting power 6,868,053; sole dispositive power 123,500; shared dispositive power 6,868,053; aggregate amount beneficially owned 6,991,553 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SCHOLAR ROCK HOLDING CORP
Address of issuer's principal executive offices: 301 BINNEY STREET, 3RD FLOOR, CAMBRIDGE, Massachusetts (MA), 02142
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2023 and amended on October 18, 2023 and October 7, 2024 (the "Statement") by Samsara LP, Samsara GP and Dr. Akkaraju. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Samsara BioCapital, L.P. ("Samsara LP"), Samsara BioCapital GP, LLC ("Samsara GP"), Samsara Opportunity Fund, L.P. ("Samsara Opportunity Fund") Samsara Opportunity Fund GP, LLC ("Samsara Opportunity GP") and Dr. Srinivas Akkaraju ("Dr. Akkaraju"). Samsara LP, Samsara GP, Samsara Opportunity Fund, Samsara Opportunity GP and Dr. Akkaraju are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1. Each of the Reporting Persons expressly disclaims the existence of a "group" for purposes of this Schedule 13D/A.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Dr. Akkaraju serves as the Managing Member of each of Samsara GP, which is the general partner of Samsara LP, and Samsara Opportunity GP, which is the general partner of Samsara Opportunity Fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Samsara LP, Samsara GP, Samsara Opportunity Fund and Samsara Opportunity GP was organized in the state of Delaware and Dr. Akkaraju is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On October 3, 2025, Samsara Opportunity Fund purchased 276,578 shares of common stock from Samsara LP in a private sale for $37.44 per share, or an aggregate purchase price of $10,355,080.32. These shares represented shares held by Samsara LP for the exclusive benefit of limited partners who had redeemed their respective interests in Samsara LP and in which neither Samsara GP nor Dr. Akkaraju had any economic interest. These purchases were for cash and were funded by capital contributions from the general and limited partners of Samsara Opportunity Fund.

On October 3, 2025, Samsara Opportunity Fund purchased the following shares in open market transactions:

- 11,011 shares at prices ranging from $35.14 to $36.13 per share (a weighted-average price of $35.61 per share);
- 56,703 shares at prices ranging from $36.14 to $37.1391 per share (a weighted-average price of $36.74 per share); and
- 43,122 shares at prices ranging from $37.14 to $37.6227 per share (a weighted-average price of $37.32 per share).

On October 6, 2025, Samsara Opportunity Fund purchased the following shares in open market transactions:

- 18,414 shares at prices ranging from $37.23 to $38.2276 per share (a weighted-average price of $37.89 per share);
- 80,863 shares at prices ranging from $38.23 to $39.2298 per share (a weighted-average price of $38.68 per share); and
- 13,748 shares at prices ranging from $39.23 to $39.84 per share (a weighted-average price of $39.52 per share).

These open market purchases were for cash and were funded by capital contributions from the general and limited partners of Samsara Opportunity Fund and a short-term working capital loan in the amount of $608,000 from Samsara BioCapital LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 96,127,265 shares of common stock outstanding as of August 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025; (ii) 1,064,804 shares of common stock issuable upon the exercise of RD Warrants; and (iii) with respect to Dr. Akkaraju, 110,000 shares of common stock issuable upon the exercise of stock options within 60 days.

The Reporting Persons' beneficial ownership of the Issuer's securities consists of (i) 5,302,810 shares of common stock directly held by Samsara LP; (ii) RD Warrants immediately exercisable for up to 1,064,804 shares of common stock directly held by Samsara LP; (iii) 500,439 shares of common stock directly held by Samsara Opportunity Fund; (iv) 13,500 shares of common stock held by Dr. Akkaraju; and (v) 110,000 vested stock options (right to buy) held by Dr. Akkaraju.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.

Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: On October 3, Samsara LP also sold 33,508 shares in an open market transaction. These shares were held by Samsara for the exclusive benefit of limited partners who had redeemed their respective interests in Samsara LP and in which neither Samsara GP nor Dr. Akkaraju had any economic interest. Except as set forth in the preceding sentence and elsewhere herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (10/07/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (10/07/2025)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (10/07/2025)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (10/07/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (10/07/2025)